UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Mengyun Tang

c/o Advanced Technology (Cayman)

Limited

Suite 3501, 35/F, Jardine House

1 Connaught Place, Central

Hong Kong, China

+852-2165-9000

With Copies To:

Marcia Ellis Rongjing Zhao Morrison & Foerster LLP Edinburgh Tower, 33/F The Landmark, 15 Queen’s Road Central Hong Kong, China +852-2585-0888	Spencer Klein Mitchell Presser John Owen Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 +1-212-468-8000

December 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105

1	Name of Reporting Persons Liang Meng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person IN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*		Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Advanced Technology (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

EXPLANATORY NOTE

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2023 (the “Original Schedule 13D” and, as amended by Amendment No. 1 filed with the SEC on November 24, 2023 and this Schedule 13D Amendment, the “Schedule 13D”) is being filed by Mr. Liang Meng, Ascendent Capital Partners III GP Limited (“GPGP”), Ascendent Capital Partners III GP, L.P. (“GPLP”), Ascendent Capital Partners III, L.P. (“ACP III”) and Advanced Technology (Cayman) Limited (“Advanced Technology” and, together with Mr. Meng, GPGP, GPLP and ACP III, the “Reporting Persons”), with respect to Ordinary Shares, $0.001 par value per share (the “Ordinary Shares”), of Hollysys Automation Technologies Ltd., a company organized under the laws of the British Virgin Islands (the “Issuer”).

The Reporting Persons are filing this Amendment No. 2 in connection with the execution of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 11, 2023, by and among the Issuer, Superior Technologies Holding Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Advanced Technology (“Parent”), and Superior Technologies Mergersub Limited, a business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the related transactions described in Item 4 below.

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The descriptions of the Merger Agreement, the Equity Commitment Letters (as defined below), the Debt Commitment Letter (as defined below), the Limited Guarantee (as defined below) and the Rollover and Support Agreement (as defined below) set forth in Item 4 of this Schedule 13D Amendment are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is amended to include the following disclosure at the end of the Item:

On December 5, 2023, the two-week standstill provision in the confidentiality agreement with the Issuer expired.

Agreement and Plan of Merger

On December 11, 2023, the Issuer, Parent and Merger Sub entered into the Merger Agreement pursuant to which, among other things, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. The Merger Agreement was approved unanimously by the board of directors of the Issuer (the “Board”), and the Board resolved to recommend approval of the Merger and the Merger Agreement to the Issuer’s shareholders (the “Issuer Recommendation”).

Pursuant to the Merger Agreement, (a) each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled in exchange for the right to receive US$26.50 per Ordinary Share in cash without interest (the “Per Share Merger Consideration”), except for (i) the Excluded Shares, as defined in the Merger Agreement, which includes Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent and Ordinary Shares owned by the Issuer as treasury shares or by any direct or indirect subsidiary of the Issuer, (ii) Ordinary Shares in respect of which the holder thereof has duly and validly exercised a right of dissent in accordance with Section 179 of the BVI Business Companies Act (the “BVI Act”) and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its rights to dissent from the Merger (the “Dissenting Shares”) and (iii) outstanding awards of restricted Ordinary Shares issued by the Issuer pursuant to the Issuer’s share plan that are subject to transfer and other restrictions which lapse upon the vesting of such awards (“Company Restricted Share Awards”), (b) the Excluded Shares (including the Rollover Securities (as defined below)) will be cancelled and extinguished, (c) the Dissenting Shares will be cancelled and will cease to exist or be outstanding, and each dissenting shareholder will cease to be a shareholder and will cease to have any rights as a shareholder (including any right to receive Per Share Merger Consideration), subject to and except for the right to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 179 of the BVI Act, and (d) the Company Restricted Share Awards will be treated as described below.

At the Effective Time, the Issuer’s equity awards will be treated in the following manner:

•	Each outstanding share option issued by the Issuer pursuant to the Issuer’s share plan that entitles the holder thereof to purchase Ordinary Shares upon the vesting of such award (a “Company Option”) which is vested will be cancelled in exchange for a cash amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such vested Company Option, multiplied by (y) the number of Ordinary Shares underlying such vested Company Option. If the exercise price of any vested Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option will be cancelled without any payment therefor.

•	Each unvested Company Option will be cancelled in exchange for an employee incentive award issued by the surviving company which will have substantially similar (and which may be settled in cash or property other than shares) terms and conditions as under the Issuer’s share plan and the award agreement with respect to such unvested Company Option.

•	Each vested Company Restricted Share Award will be cancelled in exchange for a cash amount equal to the Per Share Merger Consideration.

•	Each unvested Company Restricted Share Award will be cancelled in exchange for an employee incentive award issued by the surviving company which will have substantially similar (and which may be settled in cash or property other than shares) terms and conditions as under the Issuer’s share plan and the award agreement with respect to such unvested Company Restricted Share Award.

The Merger Agreement contains customary representations, warranties and covenants of the Issuer, Parent and Merger Sub, including, among others, covenants by the Issuer to conduct its business in the ordinary course of business during the period between execution of the Merger Agreement and, the earlier of, consummation of the Merger (the “Closing”) or the termination of the Merger Agreement and prohibiting the Issuer from engaging in certain kinds of activities during such period without the consent of Parent. The Closing is subject to the satisfaction or waiver of customary closing conditions, including: (i) the approval of the Merger Agreement and the Merger by the affirmative vote of holders of Ordinary Shares representing at least a majority of the Ordinary Shares present and voting in person or by proxy (the “Shareholder Approval”), (ii) certain approvals and clearances by governmental authorities in the Peoples Republic of China (but solely for purposes of this Schedule 13D, excluding Hong Kong, the Macau Special Administrative Region and Taiwan) under the relevant outbound direct investment measures and foreign investment security review measures (if applicable), (iii) the absence of any order prohibiting, restraining, staying or enjoining the consummation of the transactions contemplated by the Merger Agreement (excluding the Director Appointment (as defined below)) and (iv) the holders of no more than 10% of the Ordinary Shares having validly served and not validly withdrawn a notice of dissent under Section 179 of the BVI Act.

The Merger Agreement requires the Issuer to include proposals to increase the size of the Board to create three additional director seats and nominate three individuals proposed by Parent and meet the “independence” requirement for directors as required under the applicable NASDAQ rules as independent directors to the Board (the “Director Appointment”) at the meeting of shareholders at which the Issuer submits the Merger Agreement, the Merger and the related documents and transactions for the Shareholder Approval (the “Shareholders Meeting”).

For 15 days following the execution of the Merger Agreement (the “Go-Shop Period”), the Issuer has the right to initiate, solicit and encourage alternative transaction proposals and enter into and maintain discussions or negotiations with respect to transaction proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations.

Following the Go-Shop Period, the Issuer is subject to customary “no-shop” provisions whereby, subject to certain customary exceptions, it may not, among other things, (i) solicit, initiate, propose, knowingly facilitate or knowingly encourage alternative transaction proposals or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any alternative transaction proposal, (ii) (A) change, withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub the Issuer Recommendation, (B) fail to make the Issuer Recommendation or fail to include the Issuer Recommendation in the proxy statement for the Shareholders Meeting, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Issuer an alternative transaction proposal, (D) fail to recommend against any transaction proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (any of the foregoing, a “Change of Recommendation”), or (iii) take any action to grant any third party a waiver, amendment or release under any standstill, confidentiality or similar agreement or anti-takeover statutes, “poison pills”, “shareholder rights plans” or similar contracts to which the Issuer or any of its subsidiaries is a party or subject. The “no shop” provision allows the Issuer, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited acquisition proposal that constitutes or is reasonably expected to lead to an alternative transaction that the special committee of the Board determines would be more favorable, from a financial point of view, to the Issuer’s shareholders than the Merger (a “Superior Proposal”). Under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, the Issuer is permitted to terminate the Merger Agreement prior to receipt of the Shareholder Approval to accept a Superior Proposal, subject to the payment of a termination fee of $33,000,000 (the “Termination Fee”).

The Merger Agreement contains certain termination rights for the Issuer and Parent. Upon termination of the Merger Agreement under specified circumstances, subject to certain exceptions, the Issuer will be required to pay Parent the Termination Fee. Specifically, the Termination Fee is payable by the Issuer to Parent if the Merger Agreement is terminated by (i) Parent because (A) the Merger has not occurred by December 11, 2024 (the “End Date”), (B) the failure of the Merger to occur by the End Date is a result of any action or inaction on the part of the Issuer or any of its subsidiaries that is in breach of its obligations under the Merger Agreement, and (C) within 12 months after the termination of the Merger Agreement, the Issuer or any of its subsidiaries consummates, or enters into a definitive agreement in connection with, an alternative transaction proposal, (ii) the Parent due to the Issuer’s breach of any representation, warranty, covenant or agreement such that the conditions to the Parent’s and Merger Sub’s obligations to close would not be satisfied and such breach is not curable or is not cured within the time period specified in the Merger Agreement, (iii) the Parent due to the Board or any committee of the Board having made a Change of Recommendation or (iv) by the Issuer due to a Change of Recommendation as result of receiving a Superior Proposal or an Intervening Event (as defined in the Merger Agreement).

Upon termination of the Merger Agreement under specified circumstances, subject to certain exceptions, Parent will be required to pay the Issuer the Termination Fee. Specifically, the Termination Fee is payable by Parent to the Issuer if the Merger Agreement is terminated by the Issuer (i) due to the Parent’s or Merger Sub’s breach of any representation, warranty, covenant or agreement such that the conditions to the Issuer’s obligations to close would not be satisfied and such breach is not curable or is not cured within the time period specified in the Merger Agreement or (ii) in the event (A) all of the conditions to the Parent’s and Merger Sub’s obligations to close have been satisfied, (B) the Issuer has notified the Parent and the Merger Sub that all of the Issuer’s obligations to close have been satisfied or that the Issuer is willing to waive unsatisfied closing conditions and (C) Parent and Merger Sub failed to consummate the Merger within the time period specified in the Merger Agreement.

If the transactions under the Merger Agreement are consummated the Ordinary Shares will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.

Equity Commitment Letters

Pursuant to equity commitment letters (the “Equity Commitment Letters”) each dated December 11, 2023, (1) ACP III committed to provide Parent, at or prior to the Effective Time, with an aggregate equity contribution equal to US$70,000,000 and (2) Skyline Automation Technologies L.P., for which GPGP serves as the general partner, committed to provide Parent, at or prior to the Effective Time, with an aggregate equity contribution equal to US$275,000,000.

Debt Commitment Letter

Concurrently with the execution of the Merger Agreement, pursuant to a commitment letter dated December 11, 2023 (the “Debt Commitment Letter”) provided by Industrial Bank Co., Ltd. (a joint stock company incorporated in the People’s Republic of China with limited liability) Hong Kong Branch (the “Lender”) to Merger Sub, the Lender has irrevocably committed to provide on the terms and subject to the conditions set forth in the Debt Commitment Letter, at or prior to the closing of the Merger, a term loan facility of up to US$1,055,000,000, subject to certain customary conditions.

Limited Guarantee

In connection with the Merger Agreement, ACP III provided the Issuer with a Limited Guarantee in favor of the Issuer (the “Limited Guarantee”). The Limited Guarantee guaranties, among other things, the payment of the termination fee under the Merger Agreement payable by Parent and certain costs and expenses, as set forth in the Merger Agreement and the Limited Guarantee, subject to the conditions set forth in the Limited Guarantee.

Rollover and Support Agreement

Concurrently with the execution of the Merger Agreement, Parent and Advanced Technology entered into a Rollover and Support Agreement (the “Rollover and Support Agreement”) pursuant to which, subject to the terms and conditions of the Rollover and Support Agreement, Advanced Technology has agreed (i) to vote the Issuer’s securities beneficially owned by it, together with any other Ordinary Shares acquired (whether beneficially or of record) by Advanced Technology after the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of Advanced Technology’s obligations under the Rollover and Support Agreement (collectively, the “Rollover Securities”), in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement and (ii) to contribute to Parent immediately prior to the Effective Time all the Rollover Securities in exchange for newly issued ordinary shares of Parent. Pursuant to the Rollover and Support Agreement, Advanced Technology also irrevocably appointed Parent as its proxy and attorney-in-fact to vote the Rollover Securities at the Shareholders Meeting. Additionally, pursuant to the Rollover and Support Agreement, Advanced Technology is subject to certain transfer restrictions with respect to the Rollover Securities.

Amendments to the Rights Agreements

In connection with the Merger Agreement, the Issuer entered into Amendment No. 1 to the Amended and Restated Rights Agreement (the “Amended and Restated Rights Agreement”) with Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), on December 11, 2023 (the “Rights Agreement Amendment No. 1”) and Amendment No. 2 to Amended and Restated Rights Agreement with the Rights Agent on December 12, 2023 (together with the Rights Agreement Amendment No. 1, the “Rights Agreement Amendments”). The Amended and Restated Rights Agreement provides, among other things, for rights each of which entitles the holder to purchase one Preferred Share, par value $0.001 per share, of the Issuer for US$160.00 if a person or group announces an acquisition of 15% or more of the outstanding Ordinary Shares, or announces the commencement of a tender offer for 15% or more of the Ordinary Shares. The Rights Agreement Amendments rendered the Amended and Restated Rights Agreement inapplicable to (i) the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) any acquisition of securities of the Issuer by Parent, Merger Sub and their affiliates during the term of the Merger Agreement.

The foregoing description of the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Limited Guarantee and the Rights Agreement Amendments is a summary only and is qualified in its entirety by reference to the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Limited Guarantee and the Rights Agreement Amendments attached hereto as Exhibit 99.3, Exhibits 99.4 and 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibits 99.8 and 99.9, respectively, which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 6 of the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 6 of the Schedule 13D.

Exhibit Number	Description

99.3	Agreement and Plan of Merger, dated as of December 11, 2023, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 of the Report on Form 6-K dated December 12, 2023 of the Issuer).
99.4	Equity Commitment Letter, dated December 11, 2023, by and between Merger Sub and ACP III.
99.5	Equity Commitment Letter, dated December 11, 2023, by and between Merger Sub and Skyline Automation Technologies L.P.
99.6	Commitment Letter, dated December 11, 2023, by and among Merger Sub and the Lender.
99.7	Limited Guarantee, dated as of December 11, 2023, made by ACP III in favor of the Issuer.
99.8	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of December 11, 2023, by and between the Issuer and the Rights Agent (incorporated herein by reference to Exhibit 4.1 of the Report on Form 6-K dated December 12, 2023 of the Issuer).
99.9	Amendment No. 2 to Amended and Restated Rights Agreement, dated as of December 12, 2023, by and between the Issuer and the Rights Agent (incorporated herein by reference to Exhibit 4.2 of the Report on Form 6-K dated December 12, 2023 of the Issuer).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2023

Liang Meng

/s/ Liang Meng

Ascendent Capital Partners III GP Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III GP, L.P.
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III, L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Advanced Technology (Cayman) Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director